

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

<u>Via E-mail</u>
Peter H. Nielsen
Chief Executive Officer
Bio-Path Holdings, Inc.
2626 South Loop, Suite 180
Houston, Texas 77054

> **Re: Bio-Path Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 5, 2013**
> **File No. 333-192102**

Dear Mr. Nielsen:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note that the price of your stock has been at historic highs since the end of August 2013. For example, we note that your stock price on August 1, 2013 was $0.58 and by October 1, 2013 it had increased to $2.29. We also note that the price is significantly higher that the valuation used for the private placement that you completed during the third quarter of 2013. As the increase does not appear to be attributable to any publicly announced information about your business, your industry or your prospects, please tell us why you believe the price of your stock has significantly increased in recent months.

Please contact Staff Attorney, Jennifer López, at (202) 551-3792, Legal Branch Chief, Dietrich King at (202) 551-338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director